UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MANUFACTURED HOUSING PROPERTIES INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

56469P209
(CUSIP Number)

February 14, 2019
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56469P209

1.	NAMES OF REPORTING PERSONS The Raymond M Gee Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	2,000,000
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	2,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.12%(1)
12.	TYPE OF REPORTING PERSON OO

(1)	Based on 12,403,680 shares of common stock of the Issuer outstanding as of May 13, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	56469P209

1.	NAMES OF REPORTING PERSONS The Mariana Vega Ortega Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	145,000
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	145,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.17%(1)
12.	TYPE OF REPORTING PERSON OO

(1)	Based on 12,403,680 shares of common stock of the Issuer outstanding as of May 13, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	56469P209

1.	NAMES OF REPORTING PERSONS Michael P. Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	2,145,000
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	2,145,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.29%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 12,403,680 shares of common stock of the Issuer outstanding as of May 13, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022.

CUSIP No.	56469P209

Item 1.

(a)	Name of Issuer: Manufactured Housing Properties Inc.

(b)	Address of Issuer’s principal executive offices: 136 Main Street, Pineville, NC 28134

Item 2.

(a)	Name of person filing:
This statement is being jointly filed by The Raymond M Gee Irrevocable Trust (the “Gee Trust”), The Mariana Vega Ortega Irrevocable Trust (the “Ortega Trust”), and Michael P. Kelly, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 136 Main Street, Pineville, NC 28134.

(c)	Citizenship: United States

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 56469P209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	56469P209

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Gee Trust is the record holder of 2,000,000 shares of common stock of the Issuer.

(b)

Percent of class:

The 2,000,000 shares represent approximately 16.12% of the Issuer’s outstanding common stock based on 12,403,680 shares of common stock of the Issuer outstanding as of May 13, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	2,000,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	2,000,000

(a)	Amount beneficially owned: The Ortega Trust is the record holder of 145,000 shares of common stock of the Issuer.

(b)

Percent of class:

The 145,000 shares represent approximately 1.17% of the Issuer’s outstanding common stock based on 12,403,680 shares of common stock of the Issuer outstanding as of May 13, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	145,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	145,000

(a)

Amount beneficially owned:

Mr. Kelly is the Trustee of the Gee Trust and the Ortega Trust and has sole voting and dispositive power over the 2,145,000 shares of common stock held by them. As a result, Mr. Kelly may be deemed to be an indirect beneficial owner of the shares held directly by the Gee Trust and the Ortega Trust. Mr. Kelly disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)

Percent of class:

The 2,145,000 shares represent approximately 17.29% of the Issuer’s outstanding common stock based on 12,403,680 shares of common stock of the Issuer outstanding as of May 13, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	2,145,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	2,145,000

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No.	56469P209

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

CUSIP No.	56469P209

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2022	The Raymond M Gee Irrevocable Trust

	By:	/s/ Michael P. Kelly
	Name:	Michael P. Kelly
	Title:	Trustee

The Mariana Vega Ortega Irrevocable Trust

	By:	/s/ Michael P. Kelly
	Name:	Michael P. Kelly
	Title:	Trustee

/s/ Michael P. Kelly
Michael P. Kelly